UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

PRESS RELEASE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

Press Release

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the press release dated September 7, 2018.

Infosys Limited on September 7, 2018 has announced, Infosys and Temasek Joint Venture in Singapore. Further, Infosys has also informed the stock exchanges about the allotment of 2,18,41,91,490 equity shares of ₹5/- each as fully paid-up bonus equity shares in the ratio of one equity share for every equity share held and a Stock dividend of one ADS for every ADS held as on record date September 5, 2018.

Consequently, the paid-up equity share capital of the Company stands increased to ₹21,84,19,14,900 consisting of 4,36,83,82,980 equity shares of ₹5/- each from ₹10,92,09,57,450 consisting of 2,18,41,91,490 equity shares of ₹5/- each.

A copies of the press release on joint venture and allotment of bonus issue as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1 and 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: September 12, 2018	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Press release filed with the stock exchanges on September 7, 2018
99.2	Board announcement on allotment of bonus shares dated September 7, 2018